UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING          SEC FILE NUMBER

                                                                   000-22611
                                                                   ---------

                                                                 CUSIP NUMBER

                                                                  20476A 10 0
                                                                  -----------

(Check One): [X] Form 10-K and Form 10-KSB   [ ] Form 20-F       [ ] Form 11-K
             [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR
         For Period Ended:    December 31, 1999
                            -------------------

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended:

     Read  Instruction  (on back page) Before  Preparing  Form.  Please Print or
     Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

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                         PART I - REGISTRANT INFORMATION

                                MyTurn.com, Inc.
                                ----------------
                             Full Name of Registrant

                           --------------------------
                            Former Name if Applicable

                        333 North First Street, Suite 205
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            Address of Principal Executive Office (Street and Number)

                        Jacksonville Beach, Florida 32250
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                            City, State and Zip Code
















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                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]   (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]   (b)     The  subject  annual  report,  semi-annual  report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]   (c)     The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     MyTurn.com, Inc. (the "Company") was unable to complete and file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999 within the prescribed time period because the audit of the Company's 1999 financial statements has not been completed. Certain events which occurred near year-end and subsequent to year end which have an impact on the financial statements could not be fully reviewed in order to complete the audit by March 30, 2000. The Company's 1999 financial statements were the Company's first financial statements audited by PricewaterhouseCoopers LLP which were retained by the Company in the fourth quarter of 1999.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

David Greenspan                     (904)                          249-5756
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    (Name)                       (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ X ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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     For the twelve months ended December 31, 1999, the Company  estimates a net loss of approximately $13.4 million, as compared to a net loss of $2.8 million for the same period in 1998. This increase in losses from 1998 to 1999 is primarily attributable to an increase in costs associated with discontinued operations estimated at $4.2 million as well as an increase in general and administrative expenses of approximately $6.7 million associated with the Company's recent focus on finalizing its asset purchase transaction with Global PC, Inc.

                                MyTurn.com, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   March 30, 2000                      By:   /s/ David Greenspan
       --------------                            ---------------------
                                                 David Greenspan
                                                 Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)







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